SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. ) *

Scorpio Tankers Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

Y7542C106
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y7542C106	13G	Page 1 of 5 Pages

1	Name of Reporting Person Giovanna Lolli-Ghetti
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Italy
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
6	Shared Voting Power 1,863,049 common stock
7	Sole Dispositive Power 0
8	Shared Dispositive Power 1,863,049 common stock
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,863,049 common stock
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent Of Class Represented By Amount In Row 9	7.7%
12	Type of Reporting Person IN

CUSIP No. Y7542C106	13G	Page 2 of 5 Pages

Item 1(a).	Name of Issuer: Scorpio Tankers Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 9, Boulevard Charles III MC 98000 Monaco

Item 2(a).	Name of Person Filing:

Giovanna Lolli-Ghetti may have been deemed to beneficially own the common stock of Scorpio Tankers Inc. reported above as of December 31, 2010 because of her direct ownership of approximately 33.3% of the shares in Simon Financial Limited. As of December 31, 2010, Simon Financial Limited owns 100% of the share capital of Liberty Holding Company Limited, which in turn owns 100% of the share capital of Scorpio Owning Holding Ltd., which holds directly approximately 23.2% of the issued and outstanding shares of Scorpio Tankers Inc.

Item 2(b).	Address of Principal Business Office or, if None, Residence:
Giovanna Lolli-Ghetti
Les Floralies 3 Avenue de Grande Bretagne
MC 98000
Monaco

Item 2(c).	Citizenship:
Italy

CUSIP No. Y7542C106	13G	Page 3 of 5 Pages

Item 2(d).	Title of Class of Securities:
Common stock, par value $0.01 per share
Item 2(e).	CUSIP Number:

Y7542C106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable
Item 4.	Ownership:
(a) Amount Beneficially Owned: 1,863,049
(b) Percent of Class: 7.7%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 1,863,049
(iii) Sole power to dispose or to direct the disposition: 0
(iv) Shared power to dispose or to direct the disposition: 1,863,049

CUSIP No. Y7542C106	13G	Page 4 of 5 Pages

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Controlling Person:
Not applicable
Item 8.	Identification and Classification of Members of the Group:
Not applicable
Item 9.	Notice of Dissolution of Group:
Not applicable
Item 10.	Certifications:
Not applicable

CUSIP No. Y7542C106	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 17, 2011

Giovanna Lolli-Ghetti	/s/ Giovanna Lolli-Ghetti
Giovanna Lolli-Ghetti